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                            November 30, 2023

       Tony Sage
       Executive Chairman
       Critical Metals Corp.
       c/o Maples Corporate Services (BVI) Limited
       Kingston Chambers, PO Box 173, Road Town
       Tortola, British Virgin Islands

                                                        Re: Critical Metals
Corp.
                                                            Amendment No. 5 to
Registration Statement on Form F-4
                                                            Filed November 13,
2023
                                                            File No. 333-268970

       Dear Tony Sage:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 22, 2023 letter.

       Amendment No. 5 to Registration Statement on Form F-4

       Q: What vote is required to approve the proposals presented at the Special Meeting?, page 14

   1. We note you disclose that approval of each of the Business Combination Proposal, the
                                                        NTA Proposal and
Charter Amendment Proposal requires the affirmative vote of the holders of a majority
of the issued and outstanding shares of Sizzle Common Stock, the
                                                        Sizzle Initial
Stockholders have agreed to vote all of their founder shares, private placement shares of
Sizzle Common Stock and any Sizzle equity securities that they hold in favor of the
Business Combination Proposal, and that such Initial Stockholders own
                                                        65.7% of issued and
outstanding Sizzle Common Stock. However, we also note you
                                                        disclose that assuming
there is a quorum at the Special Meeting, and assuming that Cantor and EBC also voted in
favor of the applicable Proposal, you may need as few as 923,652, or approximately
20.829.9% of your 3,086,053 public shares, to be voted in favor of the
 Tony Sage
FirstName  LastNameTony    Sage
Critical Metals Corp.
Comapany 30,
November   NameCritical
               2023     Metals Corp.
November
Page  2    30, 2023 Page 2
FirstName LastName
         Business Combination Proposal, the NTA Proposal and Charter Amendment Proposal.
         Please advise or revise.
What are the effective deferred underwriting fees on a percentage basis....?, page 21

2. We note that you entered into an Underwriting Agreement Amendment on October 26,
         2023 pursuant to which Cantor agreed to accept 900,000 shares as payment of the deferred underwriting commission. Please clarify how the parties determined the type and amount of such deferred underwriting commission as it appears that on the date of the amended agreement, the new terms provide a higher aggregate dollar value to the underwriter than the previous terms.
Vellar Agreement, page 39

3. Please revise your disclosure here and under the "Questions and Answers For
         Stockholders of Sizzle" section to discuss all the material terms of the Equity Forward
         Arrangement.
Unaudited Pro Forma Condensed Combined Financial Information, page 62

4. We note your response to comment 3 and reissue the comment. Please address how you considered paragraphs 8 and 13A of IFRS 2 and the March 2013 IFRS Interpretations
         Committee agenda decision on    IFRS 3 Business Combination and IFRS 2
Share-based
         Payment     Accounting for reverse acquisitions that do not constitute
a business.    To the
         extent you do not believe a listing expense should be reflected in your pro forma financial statements, please explain your consideration of the guidance noted and why you do not believe it is applicable. Please provide a response that specifically addresses these authoritative guidance referenced in this comment.
Unaudited Pro Forma Combined Statement of Operations, page 68

5. We note the historical columns for the Company and European Lithium include amounts labelled as "Merger expenses," however there are no corresponding amounts reflected in the pro forma combined columns for these expenses in any of the redemption scenarios presented. Please explain this omission and revise your disclosures accordingly.
6. Please explain why you have not included an adjustment in your pro forma statement of operations for the $25,248,193 of transaction costs discussed at Note 2(c)(ii). In addition, please explain why these transaction costs are being captured as a pro forma adjustment to share capital versus accumulated deficit in your pro forma balance sheet.
Vellar may purchase shares to backstop the funds in the Trust Account, as a result of which the
Business Combination may still consummate..., page 118

7. We note that Sizzle will prepay to Vellar from amounts remaining in the Trust Account an amount equal to the number of Recycled Share times the redemption price. We also note that within three business days of such payment by Sizzle, Vellar will pay to Pubco the
 Tony Sage
FirstName  LastNameTony    Sage
Critical Metals Corp.
Comapany 30,
November   NameCritical
               2023     Metals Corp.
November
Page  3    30, 2023 Page 3
FirstName LastName
         Prepayment Forward Amount. Please expand your disclosure to discuss the short and long-term impact on cash of these arrangements.

Financing Arrangements -- Vellar Agreement, page 138

8. We note that on October 25, 2023, Sizzle, Pubco and Vellar Opportunities Fund Master,
         Ltd. entered into a binding term sheet for an equity forward transaction agreement. Please revise to clarify whether the definitive agreement will be fully disclosed for shareholders to consider in advance of the special meeting. To the extent you intend to provide such information to shareholders, disclose how you will inform your shareholders of arrangements formed after effectiveness. Also, please provide your analysis on how the purchases to reduce redemption rates contemplated by term sheet comply with Rule
         14e-5. To the extent that you are relying on Tender Offer Compliance and Disclosure
         Interpretation 166.01 (March 22, 2022), please provide an analysis regarding how it applies to your circumstances.
9. Please expand your disclosure to discuss in greater detail the principal terms and mechanics of the agreement with Vellar, including settlement, maturity date, waiver of the
         "bulldog clause" and any other restrictions. Explain how the arrangement will operate prior to and at settlement, including how and when Pubco and Vellar may receive cash.
         Discuss the risks that the terms of this arrangement may pose to Sizzle, Pubco and stockholders. Please also revise to indicate whether Sizzle, Pubco, EUR, or their directors, officers, advisors or respective affiliates had material relationships with Vellar at the time the equity forward agreement was negotiated.
Index to Financial Statements
European Lithium AT (Investments) Limited
Report of Independent Registered Public Accounting Firm, page F-43

10. We note the report from Marcum LLP references auditing standards generally accepted in the United States of America and does not conform to the form required by AS 3101.
         Please amend your filing to include financial statements that are audited in accordance with the standards of the Public Company Accounting Oversight Board and a report from your independent auditors that fully complies with the guidance in AS 3101.06 through
         .10 and Article 2 of Regulation S-X.
General

11. We note that Sizzle, EUR, the Company, Critical Metals and Merger Sub entered into that certain Third Amendment to the Merger Agreement and Amendment to the Sponsor
         Support Agreement on November 17, 2023. Please update your disclosure accordingly.
12. We note that unless waived in accordance with the Merger Agreement, the consummation of the Business Combination is subject to the Minimum Cash Condition of at least
         $40,000,000. Please clarify whether the Business Combination would still proceed at
 Tony Sage
Critical Metals Corp.
November 30, 2023
Page 4
      each redemption scenario if you are unable to access backstop funds under the Equity
      Forward Arrangement. In that regard, we note your disclosure that Vellar intends, but is not obligated to, purchase through a broker in the open market shares of Sizzle Common
      Stock, including from public shareholders who elect to redeem their public shares in connection with the special meeting to vote approve the Business Combination, after the redemption deadline set forth in this proxy statement/prospectus and prior to the vote to approve the Business Combination.
13. We note your response to prior comment 9 and reissue it in part. Please tell us whether you have received notice, or any other indication, from Cantor Fitzgerald & Co. or any other firm engaged in connection with your initial public offering that it will cease involvement in your transaction and how that may impact your deal or the deferred
      underwriting compensation owed for the SPAC   s initial public offering.
      You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or Craig
Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact George
K. Schuler,
Mining Engineer, at (202) 551-3718 for engineering related questions. Please contact Timothy S.
Levenberg, Special Counsel, at (202) 551-3707 or Karina Dorin, Staff Attorney, at (202) 551-
3763 with any other questions.



                                                           Sincerely,
FirstName LastNameTony Sage
                                                           Division of
Corporation Finance
Comapany NameCritical Metals Corp.
                                                           Office of Energy &
Transportation
November 30, 2023 Page 4
cc:       Matthew Gray, Esq., of Ellenoff Grossman & Schole LLP
FirstName LastName